Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 11, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: Augustl 11, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – August 11, 2016

Aegon acquires Cofunds and becomes the leading UK platform business

Aegon announces the acquisition of Cofunds from Legal & General for GBP 140 million (EUR 164 million). This transaction completes the strategic transformation of Aegon’s operations in the United Kingdom from traditional life insurance to platform business, and firmly establishes the company as the number one provider in the retail platform market. The transaction is expected to close by the end of 2016, subject to customary regulatory approval, and integration of the business is expected to be completed by 2018.

“I am delighted that we are able to announce the acquisition of Cofunds,” said Alex Wynaendts, CEO of Aegon. “This transaction builds on the successful repositioning of our business in the UK and the strong relationship we have built with Legal & General. By executing on our strategy, we have transformed our business into a cost efficient, scalable platform business. The acquisition of Cofunds is a unique opportunity to further accelerate the execution of our UK strategy. It enables us to create substantial value as the number one provider in the fast-growing UK platform market. I am proud that the number of customers we are helping in the United Kingdom to achieve a lifetime of financial security now exceeds three million.”

Aegon targets strong improvement in returns in the UK

Aegon expects to generate GBP 60 million of annualized cost synergies by moving the Cofunds business onto the state-of-the-art Aegon technology, and by delivering efficiencies as a result of removing duplication across the businesses. These cost savings are expected to lead to an estimated Solvency II capital benefit of GBP 150 million before the end of 2017, which significantly limits the net investment for the acquisition of Cofunds.

One-time expenses to achieve the cost synergies, and to ensure a smooth transition for customers and advisers, are estimated to be GBP 80 million. These expenses will be recorded in 2016 and 2017. As a result of the cost synergies and identified opportunities for growth, the acquisition of Cofunds will contribute to achieving the group’s return on equity target.

Combined strengths offer benefits to all stakeholders

Cofunds and Aegon’s platform business are highly complementary. Cofunds was one of the first platforms to be launched in the United Kingdom, and is a leading player in the retail platform space with over 750,000 customers. Transferring the Cofunds business onto Aegon’s platform – which uses modern technology – will lead to significant benefits for these customers and their advisors. Benefits include less paperwork as a result of straight-through processing, a broader investment range, and integration of pensions on the platform, while pricing on existing business will be maintained.

Aegon’s existing platform and Cofunds have limited overlap in terms of distribution. Together with the combined product strengths this represents an opportunity for revenue synergies from cross-selling. Furthermore, Aegon secured a distribution deal with Nationwide for investment products. Nationwide is the UK’s largest building society and one of Cofunds’ key distributors.

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Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

Growth in capital-light fee business translates into attractive capital generation

As a result of a series of transformational divestments and acquisitions, Aegon will be the leader in the UK platform market. Following this strategic transformation, Aegon will fully focus on the growth of fee-based products on its UK platform. This capital-light strategy is expected to result in predictable, growing capital generation.

Aegon updated its capital management policy for the UK following the Cofunds acquisition. The life and pension business will continue to be operated within a Solvency II target range of 130-150%. Cofunds will write all investment products and maintain a Capital Requirements Directive (CRD) IV capital ratio of 110-120%.

Aegon expects its businesses in the United Kingdom to remain within these target ranges. Aegon’s UK subsidiaries expect to resume dividend payments to the holding in 2017 in line with earlier guidance.

Disclaimers

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	Consequences of the anticipated exit of the United Kingdom from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results. The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.